

October 15, 2010

Mr. P. Jerome Richey
Executive Vice President—Corporate Affairs, Chief Legal Officer and Secretary
CONSOL Energy Inc.
CONSOL Plaza
1800 Washington Road
Pittsburg, PA 15241-1421

>   **Re: CONSOL Energy Inc.**
>   **Registration Statement on Form S-4**
>   **Filed September 21, 2010**
>   **File No. 333-169502**

Dear Mr. Richey:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4

1.   We note that you are registering the 8% Senior Notes due 2017 and the 8.25% Senior Notes due 2020 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2.   As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what

ultimately may be the twentieth business day following commencement of the offer. Please confirm in your response that the offer will be open at least through midnight on the twentieth business day following commencement. See Rule 14e-1(a) and Rule 14d-1(g)(3) under the Exchange Act and Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 of Regulation C.

The Exchange Offer, page 27

Terms of the Exchange Offer, page 27

3.   We note your reservation of the right to amend or terminate the exchange offer upon the occurrence of any of the conditions of the exchange offer specified under "Conditions to the Offer." Please revise to indicate that, in the event of a material change in the offer, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Acceptance of Original Notes for Exchange; Delivery of Exchange Notes, page 30

4.   We note the disclosure indicating that you will issue exchange notes "as soon as practicable after acceptance" or return any old notes not accepted for exchange "as promptly as practicable" after the expiration of the exchange offer or termination of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

Exhibit 99.1

5.   Delete the language in the letter of transmittal requiring the holder to acknowledge or certify that he/she has "read," "reviewed," or "understands" all of the terms of the exchange offer.

Undertakings, page II-11

6.   Please include all undertakings required by Item 512 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kevin Dougherty at (202) 551-3271, or in his absence, the undersigned at (202) 551-3611.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Via Facsimile (412) 562-1041
        Lewis U. Davis, Jr.
        Buchanan Ingersoll & Rooney PC